Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	TransUnion Holding Company, Inc.	TransUnion Corp.
(dollars in millions)	June 30, 2012	Combined June 30, 2012	2011	2010	2009	2008	2007
Fixed Charges:
Interest Expense	$34.8	$58.9	$126.4	$90.1	$4.0	$0.9	$1.2
Interest capitalized (on internally developed software)	0.1	0.4	0.6	0.3	—	—	—
Amortized loan costs not recorded as interest expense	0.3	0.7	1.6	2.7	0.3	—	—
Estimate of interest expense within rental expense	—	—	—	—	—	—	—

Total fixed charges	35.2	60.0	128.6	93.1	4.3	0.9	1.2

Earnings:
Income from continuing operations before tax	(13.0)	(44.8)	67.1	83.0	205.7	209.9	289.1
Less income of noncontrolling interests	(1.2)	(3.7)	(8.0)	(8.3)	(8.1)	(9.2)	(7.5)
Less income from equity investees	(2.4)	(6.5)	(11.4)	(8.4)	(5.3)	(6.6)	(2.4)
Plus fixed charges	35.2	60.0	128.6	93.1	4.3	0.9	1.2
Plus amortization of capitalized interest	0.1	0.3	0.3	—	—	—	—
Dividends from equity method investees	6.1	6.5	8.0	4.9	4.1	4.4	3.2
Less interest capitalized	(0.1)	(0.4)	(0.6)	(0.3)	—	—	—

Total earnings	$24.7	$11.4	$184.0	$164.0	$200.7	$199.4	$283.6
Ratio of earnings to fixed charges	—	—	1.4	1.8	46.7	221.6	236.3
Earnings shortfall	$10.5	$48.6	$—	$—	$—	$—	$—